Qutoutiao Inc.

11/F, Block 3, XingChuang Technology Center

5005 Shen Jiang Road, Pudong New Area

Shanghai 200120

People’s Republic of China

July 17, 2020

VIA EDGAR

Mr. Morgan Youngwood

Mr. Stephen Krikorian

Office of Technology
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qutoutiao Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 Filed April 23, 2020 File No. 001-38644

Dear Mr. Youngwood and Mr. Krikorian:

Qutoutiao Inc. (the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated July 14, 2020 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019.  Due to the additional time required to address some of the issues in responding to the comments, the Company respectfully requests an extension of the deadline for its responses.  The Company expects to provide its responses to the Comment Letter no later than August 11, 2020.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Yi Gao of Simpson Thacher & Bartlett LLP, by phone at +852-2514-7620 (office) or +852-6588-7136 (cell) or by email at ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan ________

Eric Siliang Tan

Chief Executive Officer

cc:Yi Gao, Esq.

Simpson Thacher & Bartlett LLP